UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1)<F1>

                     California Micro Devices Corporation
  _________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
  _________________________________________________________________________
                        (Title of Class of Securities)

                                  87926F104
          _________________________________________________________
                                (CUSIP Number)

                            Alan J. Neuwirth, Esq.
                           Morgan, Lewis & Bockius
                               101 Park Avenue
                          New York, New York  10178
  _________________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications)

                                 June 2, 1995
    _____________________________________________________________________
           (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
  ____________________

  <F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
   CUSIP No. 87926F104

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hitachi, Ltd.
  ________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                    (B) / /
  ________________________________________________________________________
  3  SEC USE ONLY
  ________________________________________________________________________
  4    SOURCE OF FUNDS*

            AF
  ________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or (E)                                             / /
  ________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan
  ________________________________________________________________________
                 7  SOLE VOTING POWER

   NUMBER OF              980,000 shares of Common Stock
    SHARES       _________________________________________________________
 BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
     EACH               None
   REPORTING     __________________________________________________________
    PERSON       9   SOLE DISPOSITIVE POWER
     WITH
                        980,000 shares of Common Stock
                 __________________________________________________________
                 10  SHARED DISPOSITIVE POWER

                       None
  _________________________________________________________________________
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            980,000 shares of Common Stock
  _________________________________________________________________________
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   / /
  _________________________________________________________________________
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.4%**
  ________________________________________________________________________
  14  TYPE OF REPORTING PERSON*
            CO
  ________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  ** Assumes 8,581,404 shares of Common Stock outstanding as reported by California Micro Devices Corporation on June 15, 1995.

                                 SCHEDULE 13D
   CUSIP No. 87926F104

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hitachi Metals, Ltd.
  ________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                    (B) / /
  ________________________________________________________________________
  3  SEC USE ONLY
  ________________________________________________________________________
  4  SOURCE OF FUNDS*

     WC, 00
  ________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or (E)                                               / /
  ________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan
  ________________________________________________________________________
                    7  SOLE VOTING POWER

     NUMBER OF           980,000 shares of Common Stock
      SHARES        ________________________________________________________
   BENEFICIALLY     8  SHARED VOTING POWER
     OWNED BY
       EACH               None
     REPORTING      ________________________________________________________
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH
                         980,000
                    ________________________________________________________
                    10  SHARED DISPOSITIVE POWER

                         None
 ___________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            980,000 shares of Common Stock
 ___________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            / /
 ___________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.4%**
  __________________________________________________________________________
  14  TYPE OF REPORTING PERSON*
            CO
  __________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  ** Assumes 8,581,404 shares of Common Stock outstanding as reported by the California Micro Devices Corporation on June 15, 1995.

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                        GENERAL RULES AND REGULATIONS

                                  UNDER THE

                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
      _________________________________________________________________
      _________________________________________________________________

     This Amendment No. 1 amends and restates the Statement on Schedule 13D filed on May 20, 1994 (the "Schedule 13D"), by Hitachi, Ltd., a Japanese corporation ("Hitachi"), and Hitachi Metals, Ltd., a Japanese corporation ("HML;" and together with Hitachi, the "Reporting Persons").

     The responses in each of Items 3, 4, 5 and 6 are incorporated by reference into each of the other such Items, and should be read together.

  Item 1.  Security and Issuer.
  ______   ___________________

     This Schedule 13D relates to Common Stock, no par value (the "Common Stock"), of California Micro Devices Corporation, a California corporation ("CMD"). The principal executive offices of CMD are located at 215 Topaz Street, Milipitas, California 95035.


  Item 2.  Identity and Background.
  ______   _______________________

     This Schedule D is filed by the Reporting Persons.

     The principal business of Hitachi is the manufacture and sale of electronic and electrical products. The address of Hitachi's principal business and of its principal office is 6, Kanda-Surugadai, 4 chome, Chiyoda-ku, Tokyo 101 Japan.

     The principal business of HML is the manufacture and sale of specialty steel products, magnetic and electronic materials and parts, automotive components, piping components, building and structural components and other products. The address of HML's principal business and its principal office is 2-1-2 Marunouchi, Chiyoda-ku, Tokyo 100 Japan.

     Attached as Appendix A to Item 2 is information concerning the executive officers and directors of each Reporting Person required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of the Reporting Persons. No corporation or other person is or may be deemed to be ultimately in control of HML other than Hitachi. No corporation or other person is or may be deemed to be ultimately in control of Hitachi.

     Neither Hitachi, HML nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


  Item 3. Source and Amount of Funds or Other Consideration.
  ______  _________________________________________________

     On May 11, 1994, HML purchased 880,000 shares of Common Stock for an aggregate purchase price of $21,120,000. The funds used by HML to purchase the Common Stock were obtained from the working capital of HML.

     Pursuant to a Settlement Agreement, dated May 10, 1995, by and between CMD and HML (the "Settlement Agreement"), HML acquired 100,000 additional shares of Common Stock (valued at $5.00 per share) on June 2, 1995 as part of a settlement with CMD and in partial consideration of a legal release of claims given to CMD by HML.

  Item 4.  Purpose of Transaction.
  ______   ______________________

     HML acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the transactions contemplated by and described in (i) the Stock Purchase Agreement, dated as of March 15, 1994 (the "Stock Purchase Agreement"), between CMD and HML, the full text of which is filed as Exhibit A hereto and (ii) the Settlement Agreement, the full text of which is filed as Exhibit D hereto. HML acquired the 880,000 shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates in the ordinary course of business for investment purposes. In addition, HML made the investment in such Common Stock, in part, to continue the development of cooperation between HML and CMD for various business purposes, including marketing and technology transfer and development. HML acquired the 100,000 shares of Common Stock (valued at $5.00 per share) pursuant to the Settlement Agreement, in partial consideration of a legal release of claims given to CMD by HML.

       Hitachi acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates because Hitachi holds approximately 53.6% of the outstanding voting securities of HML. The filing of this Statement shall not be construed as an admission by Hitachi that Hitachi is for purposes of Sections 13(d) and 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of the Common Stock described in Item 3 to which this Statement on Schedule 13D relates.

     The Reporting Persons may change any of their current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by the Reporting Persons, or take any other action with respect to CMD or any of its equity securities in any manner permitted by law. Reference is hereby made to Article 6 of the Stock Purchase Agreement previously filed as an exhibit for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4, neither Hitachi nor HML has any current plans or proposals that relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement previously filed as an exhibit, and the Settlement Agreement the full text of which is filed as Exhibit D hereto and incorporated herein by this reference.


  Item 5.  Interest in Securities of the Issuer.
  ______   ____________________________________

     (a) The aggregate number of shares of Common Stock beneficially owned (i) by Hitachi is 980,000 shares or approximately 11.4% of the class of such securities, and (ii) by HML is 980,000 shares or approximately 11.4% of the class of such securities. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.


     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth in the cover pages and such information is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by any Reporting Person except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Schedule 13D.

     (d) Neither of the Reporting Persons has, and to the knowledge of each such person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock which the Reporting Persons may vote or direct the vote with respect to certain matters.

     (e)  Not applicable.

  Item 6.  Contracts, Arrangements, Understandings or Relationships

           With Respect to the Securities of the Issuer.
  _______  ________________________________________________________

     The responses to Item 3 and Item 4 are incorporated herein by reference.

  Item 7.  Material Filed as Exhibits.
  ______   __________________________

     The following are filed herewith as Exhibits to this Schedule 13D:

     A.     Stock Purchase Agreement, dated as of March 15, 1994 between
            CMD and HML.*

     B. Power of Attorney, dated as of June 23, 1995, from Hitachi, Ltd. to Katsutoshi Okada.

     C. Power of Attorney, dated as of June 23, 1995, from Hitachi Metals, Ltd. to Katsutoshi Okada.

     D. Form of Settlement Agreement, dated as of May 10, 1995, by and between CMD and HML.

     * Previously filed.

                                  SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Hitachi Metals, Ltd.



  Dated:   June 23, 1995



                                Hitachi, Ltd.


                                By: /s/ Katsutoshi Okada
                                    __________________________
                                Name:  Katsutoshi Okada
                                Title: Attorney-in-Fact

                                  SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Hitachi, Ltd.



  Dated:   June 23, 1995



                                Hitachi Metals, Ltd.


                                By: /s/ Katsutoshi Okada
                                    __________________________
                                Name:  Katsutoshi Okada
                                Title: Attorney-in-Fact

                             APPENDIX A TO ITEM 2
                             ____________________

                            Hitachi, Ltd. ("Hitachi")

                 Directors and Executive Officers and Persons
                 Who May Be Deemed to be Controlling Persons
                 ___________________________________________


                      Each person is a citizen of Japan


                                      Present Principal
               Name and Position      Occupation with Hitachi,
               With Hitachi           unless otherwise indicated
               _________________      __________________________

               Katsushige Mita        Chairman and Representative Director

               Tsutomu Kanai          President and Representative Director

               Takeo Miura            Exec. VP and Representative Director
               Iwao Matsuoka          Exec. VP and Representative Director
               Reijiro Fukutomi       Exec. VP and Representative Director
               Toori Sato             Exec. VP and Representative Director
               Kazuo Morita           Exec. VP and Representative Director

               Takashi Kashiwagi      Senior Executive Managing Director
               Shiro Kawate           Senior Executive Managing Director
               Yasutsugu Takeda       Senior Executive Managing Director
               Asahiko Isobe          Senior Executive Managing Director
               Takashi Nonouchi       Senior Executive Managing Director
               Tadahiko Shinohara     Senior Executive Managing Director
               Tsuneo Tanaka          Senior Executive Managing Director
               Hiroshi Kuwahara       Senior Executive Managing Director

               Masao Hamada           Executive Managing Director
               Takeo Takemoto         Executive Managing Director
               Kunio Hamada           Executive Managing Director
               Yukio Kawamoto         Executive Managing Director
               Etsuhiko Shoyama       Executive Managing Director
               Tsugio Makimoto        Executive Managing Director
               Yoshiki Yagi           Executive Managing Director
               Shigemichi Matsuka     Executive Managing Director

               Satoshi Ninomiya       Board Director
               Masahiro Soga          Board Director
               Yoshiro Kuwata         Board Director
               Yoshiteru Miki         Board Director
               Akisuke Takasu         Board Director
               Tetsuo Kobayashi       Board Director
               Tomoyoshi Takahashi    Board Director
               Yuushi Samuro          Board Director
               Kazuo Kumagai          Board Director

                  ________________________________

               Hiroshi Asano          Auditor
               Yasuo Miyauchi         Auditor
               Shiro Kawada           Auditor
               Tadashi Okita          Auditor
               Yoshio Okawara         Auditor
               Shinji Tamagawa        Auditor

       Each person has the following business address:

       c/o Hitachi, Ltd.
       6 Kanda-Surugadai 4 chome,
       Chiyoda-ku Tokyo 101 Japan

                       ________________________________


                       Hitachi Metals, Ltd. ("HML")

                 Directors and Executive Officers and Persons
                 Who May Be Deemed to be Controlling Persons
                 ___________________________________________

                      Each person is a citizen of Japan


                                      Present Principal
               Name and Position      Occupation with HML,
                 With HML             unless otherwise indicated
               _________________      __________________________

               Koji Matsuno           President and Representative Director

               Tetsuya Eda            Exec. VP and Representative Director

               Yoshiteru Asai         Senior Executive Managing Director
               Tomizo Tanaka          Senior Executive Managing Director
               Yoshimi Tokuda         Senior Executive Managing Director

               Kantaro Nakamura       Executive Managing Director
               Tsutomu Anda           Executive Managing Director
               Shigeru Kimura         Executive Managing Director
               Masami Hatta           Executive Managing Director
               Mitsuru Tanii          Executive Managing Director
               Yukihiko Sugimura Executive Managing Director Shigeyuki Kobayashi Executive Managing Director Koichiro Hiramoto Executive Managing Director

               Katsushige Mita        Board Director
               Taneki Goya            Board Director
               Susumu Kotera          Board Director
               Shotaro Takemoto       Board Director
               Mitsuhiro Kudo         Board Director
               Atsumu Yamaguchi       Board Director
               Hiroshi Tamura         Board Director
               Motoyuki Katayose      Board Director

               Yoshio Saida           Auditor
               Yoshimasa Nagashima    Auditor
               Yasuo Miyauchi         Auditor
               Makoto Taniguchi       Auditor

       Each person has the following business address:

       c/o Hitachi Metals, Ltd.
       2-1-2 Marunouchi
       Chiyoda-ku
       Tokyo  Japan

                                EXHIBIT INDEX


  Exhibit   Description
  _______   ___________

     A Stock Purchase Agreement, dated as of March 15, 1994 between California Micro Devices Corporation and
            Hitachi Metals, Ltd.*

     B Power of Attorney, dated as of June 23, 1995, from Hitachi, Ltd. to Katsutoshi Okada.

     C Power of Attorney, dated as of June 23, 1995 from Hitachi Metals, Ltd. to Katsutoshi Okada.

     D      Form of Settlement Agreement, dated as of May 10,
            1995, by and between California Micro Devices
            Corporation and Hitachi Metals, Ltd.




  * Previously filed.

                                                                  EXHIBIT B


  HITACHI, LTD.
  6, Kanda-Surugadai 4 chome, Chiyoda-ku,
  Tokyo 101, Japan



                              POWER OF ATTORNEY
                              _________________


            I, Kenkichi Yasui, being Department Manager, Overseas Dept. Affiliated Companies Office of Hitachi, Ltd. ("Hitachi"), do hereby authorize KATSUTOSHI OKADA, President of Hitachi Metals America, Ltd., an affiliate of Hitachi, to execute and file on Hitachi's behalf any and all schedules, forms and documents required by the Securities Exchange Act of 1934, as amended, and as may be required by other U.S. securities laws and regulations in connection with the acquisition by Hitachi's subsidiary, Hitachi Metals, Ltd., of 100,000 shares of the common stock of California Micro Devices Corporation and to execute and deliver on Hitachi's behalf such other documents as deemed necessary and advisable in connection herewith.

            IN WITNESS WHEREOF, I have duly executed this instrument as of the 23rd day of June, 1995.

                                        Hitachi, Ltd.


                                        By:  /s/ Kenkichi Yasui
                                             __________________________
                                             Kenkichi Yasui
                                             Department Manager
                                             Overseas Dept.
                                             Affiliated Companies Office

                                                                  EXHIBIT C


                                 HITACHI METALS, LTD.
                            2-1-2 Marunouchi, Chiyoda-ku,
                                     Tokyo, Japan



                                  POWER OF ATTORNEY
                                  _________________


                    I, Atsumu Yamaguchi, being Board Director and Division Vice President, Corporate Business Planning Div. of Hitachi Metals, Ltd. ("HML"), do hereby authorize KATSUTOSHI OKADA, President of Hitachi Metals America, Ltd., a subsidiary of HML, to execute and file on HML's behalf any and all schedules, forms and documents required by the Securities Exchange Act of 1934, as amended, and as may be required by other U.S. securities laws and regulations in connection with the acquisition by HML of 100,000 shares of the common stock of California Micro Devices Corporation and to execute and deliver on HML's behalf such other documents as deemed necessary and advisable in connection herewith.

                    IN WITNESS WHEREOF, I have duly executed this instrument as of the 23rd day of June, 1995.

                                        Hitachi Metals, Ltd.



                                        By:  /s/ Atsumu Yamaguchi
                                             __________________________
                                             Atsumu Yamaguchi
                                             Board Director
                                             Division Vice President
                                             Corporate Business
                                               Planning Div.

                                                              EXHIBIT D
                             SETTLEMENT AGREEMENT


     This Agreement is made this 10th day of May, 1995, by and between CALIFORNIA MICRO DEVICES CORPORATION ("CMD"), a corporation duly organized and existing under the laws of the State of California, the United States of America, and having its principal place of business at 215 Topaz Street, Milpitas, California 95035-5430, and HITACHI METALS, LTD. ("HML"), a corporation duly organized and existing under the laws of Japan and having its principal place of business at Chiyoda Bldg., 1-2, 2-chome, Marunouchi, Chiyoda-ku, Tokyo 100, Japan.

                                 WITNESSETH:

     WHEREAS, HML acquired Eight Hundred and Eighty Thousand (880,000) shares of the common stock of CMD for an aggregate purchase price of Twenty One Million One Hundred and Twenty Thousand Dollars
  ($21,120,000), pursuant to a Stock Purchase Agreement (as herein defined);

     WHEREAS, HML contends that, as a result of various alleged improper actions occurring within CMD, including the dissemination of inaccurate 1994 fiscal year financial statements of CMD, HML has suffered a serious loss in the economic value of its CMD shares; and

     WHEREAS, it is the desire of the parties to amicably settle and resolve any and all legal claims which HML may have arising out of the aforementioned circumstances.

     NOW, THEREFORE, in consideration of the premises and the mutual promises, terms and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


                                  ARTICLE I
                                 DEFINITIONS

     As used herein, the following terms shall have the following definitions.

     1.1 Cash Consideration. "Cash Consideration" shall mean Fifty Thousand U.S. Dollars (US$50,000) which is to be paid by CMD to HML, pursuant to Section 2.1 of Article II hereof, in partial consideration of the Release.

     1.2 Claims. "Claims" shall mean and include all claims, causes of action, rights, demands, liabilities and suits, including "Unknown Claims", that have been or could have been asserted by HML or any of its Subsidiaries, based upon, arising out of or in any way related to (i) HML's purchase of the Shares and losses occurring to the value thereof and (ii) any fact, transaction, event, occurrence, act, failure to act, omission or misrepresentation that is, or could have been, set forth or alleged in the Class Actions.

     1.3 Class Actions. "Class Actions" shall mean and include the legal actions filed against CMD in the United States District Court for the Northern District of California by persons and entities who purchased the common stock of CMD during the period September 7, 1993 through January 9, 1995, inclusive.

     1.4 CMD. "CMD" shall mean and include, in addition to the corporate entity CMD itself, its divisions, predecessors, successors and assigns.

     1.5 CMD Directors. "CMD Directors" shall mean the Directors on the Board of CMD as of the Effective Date, being Wade Meyercard, Stuart Schube, Angel Jordan, Kumar Patel and John Sprague, but specifically excluding Chan Desaigoudar, who, for purposes hereof, shall not be deemed a CMD Director.

     1.6 Effective Date. "Effective Date" of this Agreement shall mean the date upon which this Agreement has been approved by the Board of Directors of HML.

     1.7 HML. "HML" shall mean and include, in addition to the corporate entity HML itself, its Subsidiaries, divisions, predecessors, successors, assigns, directors, officers, employees, representatives, attorneys, financial advisors and insurance carriers and brokers.

     1.8 Release. "Release" shall mean the legal release of Claims given to CMD by HML pursuant to Article III hereof.

     1.9 Settlement Shares. "Settlement Shares" shall mean the One Hundred Thousand (100,000) shares of newly issued common stock of CMD which will be provided by CMD to HML, pursuant to Section 2.2 of Article II hereof, in partial consideration for the Release.

     1.10 Shares. "Shares" shall mean the Eight Hundred Eighty Thousand (880,000) shares of the common stock of CMD acquired by HML from CMD pursuant to the Stock Purchase Agreement.

     1.11 Stock Purchase Agreement. "Stock Purchase Agreement" shall mean the March 15, 1994 Stock Purchase Agreement entered into by HML and CMD, as may be amended by the parties from time to time.

     1.12 Subsidiaries. "Subsidiaries" shall mean a corporation, company or other legal entity more than fifty percent (50%) of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, on the Effective Date, owned or controlled, directly or indirectly, by HML.

     1.13 Unknown Claims. "Unknown Claims" shall mean any Claims which HML does not know or suspect may exist in its favor upon the Effective Date which, if known by it, might have affected its settlement and Release as set forth in this Agreement, or might have affected its decision to enter into this Agreement.

                                  ARTICLE II
                               SETTLEMENT TERMS

     2.1 Within five (5) business days of the Effective Date, CMD shall pay to HML the Cash Consideration by bank wire transfer to a bank account in Tokyo, Japan designated in writing by HML.

     2.2 Not later than five (5) business days of the Effective Date, CMD shall issue and deliver stock certificate(s) of CMD, registered in HML's name, representing the Settlement Shares, which certificates shall be delivered to HML at its offices in Tokyo, Japan.

     2.3 It is understood and agreed that, except as otherwise provided herein or in any other written agreement of the parties, the following provisions of the Stock Purchase Agreement shall apply to the Settlement Shares in the same manner as they apply to the Shares and that said provisions are hereby incorporated by reference into this Agreement:
  Section 1.3; Section 2.5; Sections 3.4 through 3.9; and Section 6.3.

     2.4 In consideration of and subject to receipt of the Cash Consideration and of the Settlement Shares, HML hereby promises, warrants and represents that it will not seek or accept the proceeds from the Class Action and that it will not seek or accept any settlement funds or other consideration made available from CMD as a result of any settlement with the Securities and Exchange Commission or other state regulatory authorities. HML specifically promises, warrants and represents that upon its receipt of notice of any settlement by CMD of the claims against it in the Class Actions, HML shall opt out of any settlement class established in connection with any such settlement.


                                 ARTICLE III
                                   RELEASE

     3.1 In consideration of (i) HML's receipt of the Cash Consideration and the Settlement Shares and (ii) CMD's performance of the other promises and covenants applicable to it under or in connection with this Agreement, HML hereby releases, acquits and forever discharges CMD, the CMD Directors and the Officers of CMD existing in office as of the Effective Date, and each of them, from and against any and all Claims.

     3.2 Subject to the receipt of the Cash Consideration and the Settlement Shares by HML and the performance of all other obligations of CMD set forth in this Agreement, HML agrees that, upon the Effective Date, it shall be deemed to and shall have waived and relinquished to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides:

       A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.


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

                                  ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES; INDEMNITY

     4.1 CMD Warranties. CMD hereby represents and warrants to HML as follows:

     (a) It has full right, corporate power and authority to enter into this Agreement and there is nothing known to CMD which would prevent it from performing its obligations under the terms and conditions imposed on it by this Agreement.

     (b) This Agreement has been duly authorized by all of its necessary corporate action and constitutes a valid and binding obligation on it, enforceable in accordance with the terms hereof, subject to: (A) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief and other equitable remedies; and (B) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditor's rights.

     (c) No registration with or approval of any United States government agency or commission is necessary for the execution, delivery or performance by it of any of the terms of this Agreement, or for the validity and enforceability hereof or with respect to its obligations hereunder.

     (d) The execution, delivery or performance by it of this Agreement will not cause a default or material breach in any material mortgage, indenture, contract or agreement, and no provision in its by-laws or articles of incorporation prohibits it from executing or performing this Agreement.

     (e) To the best of CMD's knowledge, neither its execution nor its delivery of this Agreement nor its fulfillment of or compliance with the terms and provisions hereof shall violate any provision of the applicable laws of any applicable jurisdiction, including, without limitation, any statute, rule, regulation, judgment, decree, order, franchise or permit applicable to it.

     4.2 HML Warranties. HML hereby represents, warrants and covenants to CMD as follows:

     (a) It has full right, corporate power and authority to enter into this Agreement and there is nothing known to HML which would prevent it from performing its obligations under the terms and conditions imposed on it by this Agreement.

     (b) Subject to Board of Director's approval by HML, this Agreement has been duly authorized by all of its necessary corporate action and constitutes a valid and binding obligation on it, enforceable in accordance with the terms hereof, subject to: (A) judicial principles respecting election of remedies or limiting the availability of specific performance, injunctive relief and other equitable remedies; and (B) bankruptcy, insolvency, reorganization, moratorium or other similar laws not or hereafter in effect generally relating to or affecting creditor's rights.

     (c) There is no provision in its corporate charter or by-laws and no provision in any existing mortgage, indenture, contract or agreement binding on it which would be contravened by the execution, delivery or performance by it of this Agreement.

     (d) Neither its execution nor its delivery of this Agreement nor its fulfillment of or compliance with the terms and provision hereof shall violate any provision of the applicable laws of any applicable jurisdiction, including, without limitation, any statute, rule, regulation, judgment, decree, order, franchise or permit applicable to it.

     (e) It has not transferred, hypothecated, assigned or given away any Claim to any person or entity.

     4.3 Indemnity. Each party agrees to indemnify and hold harmless the other from, against and in respect of all damages, losses or expenses suffered or paid, directly or indirectly, as a result of any and all claims, demands, suits, causes of action, proceedings, judgments and liabilities, including reasonable counsel and fees and expenses incurred in litigation or otherwise, assessed, incurred or sustained by or against the other with respect to or arising out of the failure of any representation or warranty made by the indemnifying party in this Agreement to be true and correct in all material respects as of the date of this Agreement.


                                  ARTICLE V
                              GENERAL PROVISIONS


     5.1 Termination. HML shall have the right to terminate this Agreement in the event of an uncured breach by CMD of any material obligations of CMD set forth herein, including, but not limited to, its breach of Section 2.1 and/or Section 2.2 of this Agreement. In such case, HML shall give written notice of such termination to CMD, giving CMD five (5) business days to cure such breach; and, in the event of failure of CMD to timely cure such breach, this Agreement, including the Release, shall thereupon cease to have any further force or legal effect. Further, this Agreement shall thereupon be voidable at the election of either party by written notice to the other in the event the Effective Date does not occur on or before June 15, 1995.

     5.2 Publicity. No party shall issue any press release or make any public statement regarding the existence of this Agreement or the transactions contemplated hereby without the prior approval of the other party. The parties hereto may issue a mutually acceptable press release as soon as practicable after the Effective Date. Notwithstanding the foregoing, each party acknowledges that (a) the other is a publicly

                                     - 5 -
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

  traded company and that each may have, as a result thereof, certain disclosure obligations with respect to the transactions contemplated hereby, and (b) the other may, independent of its public company status, have the obligation to effect certain filing with regulatory authorities related to these transactions. The timing and content of each of the foregoing disclosures and filings shall be in the discretion of the party effecting such disclosure or filing; provided, however, that to the extent reasonably practicable, each party shall afford the other the reasonable opportunity to review and comment upon such document to the extent that same concerns the transactions contemplated hereby. In no event, however, shall any party be obligated to effect a required filing past its regulatory deadline as a result of such review.

     5.3 Assignments. This Agreement and any and all of the rights and obligations of either party hereunder shall not be assigned, delegated, sold, transferred, sublicensed or otherwise disposed of, by operation of law or otherwise, without the prior written consent of the other party. This Agreement shall be binding upon, and inure to the benefit of, each party and its respective successors and assigns, to the extent such assignments are in accordance with this Section 5.3.

     5.4 Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of California, U.S.A.

     5.5 Arbitration. Any dispute arising out of or in connection with this Agreement which is not resolved through good faith discussions between the parties shall be resolved by arbitration. Such arbitration shall take place in Tokyo, Japan in accordance with the rules then obtaining of the Japan Commercial Arbitration Association if HML is the respondent, or in San Francisco, California in accordance with the rules then obtaining of the American Arbitration Association if CMD is the respondent. The award in any such arbitration shall be final and binding upon the parties to the exclusion of other legal remedies and may be enforced by judgment of any court having jurisdiction over the party against whom the award is rendered. Each party shall pay the fees of its own attorneys and the expenses of its witnesses. All other costs and expenses of the arbitration, if any, administration fees and all other fees and costs shall be paid by the party against whom the arbitrators have awarded the same. If the arbitrators shall have made no assessment of such other fees, costs and expenses, then, in that event, such other fees, costs and expenses shall be borne equally by the parties.

     5.6 Waiver; Ability to Enforce. A waiver of any breach of any provision of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement. The release granted in its Agreement does not extend to, and nothing in this Agreement shall be construed to limit, any party's right to enforce this Agreement according to its terms.


     5.7 Notices. Each notice required or permitted to be given or sent under this Agreement shall be given by telecopy transmission or by registered or recorded delivery airmail letter to CMD at:

     California Micro Devices Corporation
     215 Tozpa Street
     Milpitas, California
     U.S.A.
     Attention: Jeffrey C. Kalb
                President & CEO

     Telephone No.:  (408) 263-3214
     Facsimile No.:  (408) 942-9505

  and to HML at:

     Hitachi Metals, Ltd.
     2-1-2 Marunouchi
     Chiyoda-ku, Tokyo
     Japan
     Attention:  Mr. Atsumu Yamaguchi
                 Director, Corporate Business Planning
                 Department

     Telephone No.:  (813) 3284-4548
                     (813) 3287-0038

  Either party may change its address or its telecopy number for purposes of this Agreement by giving the other party written notice of its new address or telecopy number. Any such notice, if given or made by registered or recorded delivery airmail letter, shall be deemed to have been received on the earlier of the date actually received and the date five (5) days after the same was posted, and if given or made by telecopy transmission shall be deemed to have been received at the time of dispatch.

     5.8 Entire Understanding. Except as otherwise expressly provided in a writing signed by both parties, this Agreement embodies the entire understanding between the parties relating to the subject matter hereof, whether written or oral, and there are no prior representations, warranties or agreements between the parties not contained in this Agreement.

     5.9 Amendments. Any amendment or modification of any provision of this Agreement must be in writing, dated and signed by both parties hereto.

     5.10 Further Assurances. At any time or from time to time, during the existence of this Agreement, CMD and HML shall, at the reasonable request of the other, (i) deliver such documents consistent with the provisions of this Agreement, (ii) execute and deliver, or cause to be executed and delivered, all such assignments, consents, documents or further instruments of transfer, and (iii) take or cause to be taken all

  such other actions as are reasonable and appropriate in order for the parties to obtain the full benefits of this Agreement and the transactions contemplated hereby. In addition to the foregoing general obligations, each of the parties hereto shall send a written notice to the other confirming that their respective Boards of Directors have formally approved the execution and delivery of this Agreement. That notice shall specify the name of the person(s) authorized to sign this Agreement on behalf of the parties hereto; and such notice shall be dispatched within one (1) business day of the Board action.

     IN WITNESS WHEREOF, the parties hereto have signed this Agreement by their respective duly authorized representatives as of the date first above written.

                      CALIFORNIA MICRO DEVICES CORPORATION



                      By___________________________________
                         Name:  Jeffrey C. Kalb
                        Title:  President & CEO

                        HITACHI METALS, LTD.



                      By___________________________________
                         Name:  Tetsuya Eda
                        Title:  Executive Vice President and
                                Representative Director




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